

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2010

Kenneth R. Trammell
Executive VP and Chief Financial Officer
Tenneco Inc.
500 North Field Drive
Lake Forest, IL 60045

     Re: Tenneco Inc.
     Form 10-K for Fiscal Year Ended December 31, 2009
     Filed on February 26, 2010
     File No. 001-12387

Dear Mr. Trammell:

     We have completed our review of your Form 10-K and have no further comments at this time.

                                           Sincerely,

                                           Lyn Shenk
                                         Branch Chief